Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

September 30, 2018

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Entrée Resources Ltd.
Consolidated Statements of Comprehensive Loss
For the periods ended September 30, 2018 and 2017 (Unaudited)
(amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
Expenses
Exploration	14	$41	$95	$137	$273
General and administrative		311	258	996	1,632
Restructuring costs	2	-	14	-	210
Depreciation		6	7	17	14
Other		-	-	(13)	(52)
Operating loss		358	374	1,137	2,077
Unrealized loss on held-for-trading investments	5	3	-	72	-
Foreign exchange (gain) loss		(72)	(349)	142	(406)
Interest income		(29)	(23)	(81)	(92)
Interest expense	9	76	72	227	214
Loss from equity investee	7	35	55	109	157
Gain on sale of asset	8	-	-	(361)	-
Operating loss before income taxes		371	129	1,245	1,950
Income tax recovery		-	-	-	(72)
Net loss from continuing operations		371	129	1,245	1,878
Net loss from discontinued operations	2	-	-	-	176
Net loss		371	129	1,245	2,054
Foreign currency translation adjustment		417	893	(796)	2,505
Net loss and comprehensive loss		$788	$1,022	$449	$4,559
Net loss per common share
Net loss per common share
Basic and fully diluted – continuing operations		$(0.00)	$(0.00)	$(0.01)	$(0.01)
Basic and fully diluted – discontinued operations		$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average shares outstanding
Basic and fully diluted (000’s)		174,397	173,220	174,257	171,816
Total shares issued and outstanding (000’s)	11	174,479	173,573	174,479	173,573

The accompanying notes are an integral part of these interim consolidated financial statements.

3

Entrée Resources Ltd.
Consolidated Balance Sheets
As at September 30, 2018 and December 31, 2017 (Unaudited)
(expressed in thousands of U.S. dollars)

	Note	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents		$6,024	$7,068
Investments	5	915	-
Receivables		216	263
Prepaid expenses		23	119
		7,178	7,450
Property, plant and equipment	6	97	112
Mineral property interests	8	-	532
Long-term investment	7	242	151
Reclamation deposits and other		12	12
Total assets		$7,529	$8,257
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$117	$192
		117	192
Other deferred liabilities		51	55
Loan payable to Oyu Tolgoi LLC	9	8,270	7,841
Deferred revenue	10	23,843	24,658
Total liabilities		32,281	32,746
Stockholders’ deficiency
Common stock, no par value, unlimited number authorized, 174,478,962 (December 31, 2017 – 173,573,572) issued and outstanding	11	140,238	139,689
Additional paid-in capital		21,812	22,175
Accumulated other comprehensive income		6,026	5,230
Accumulated deficit		(192,828)	(191,583)
Total stockholders’ deficiency		(24,752)	(24,489)
Total liabilities and stockholders’ deficiency		$7,529	$8,257

Nature and continuance of operations (Note 1)

Plan of arrangement and discontinued operations (Note 2)

Commitments and contingencies (Note 17)

Subsequent events (Note 20)

The accompanying notes are an integral part of these interim consolidated financial statements.

4

Entrée Resources Ltd.
Consolidated Statements of Stockholders’ Deficiency
For the periods ended September 30, 2018 and 2017 (Unaudited)
(expressed in thousands of U.S. dollars)

		Attributable to equity holders of the Company
	Note	Shares (000’s)	Share capital	Additional paid-in capital	Other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2017		173,574	$139,689	$22,175	$5,230	$(191,583)	$(24,489)
Net loss for the period		-	-	-	-	(1,245)	(1,245)
Foreign currency translation		-	-	-	796	-	796
Stock-based compensation	12	-	-	53	-	-	53
Issuance of share capital – stock options	12	905	549	(416)	-	-	133
Balance at September 30, 2018		174,479	$140,238	$21,812	$6,026	$(192,828)	$(24,752)

Balance at December 31, 2016		153,045	$179,299	$20,863	$(7,061)	$(173,612)	$19,489
Net loss for the period		-	-	-	-	(2,054)	(2,054)
Foreign currency translation		-	-	-	(2,505)	-	(2,505)
Stock-based compensation		-	-	191	-	-	191
Transfer of net assets to Mason		-	(44,214)	-	14,772	(14,772)	(44,214)
Issuance of share capital – inducement bonus shares		100	37	-	-	-	37
Issuance of share capital – private placement		18,529	3,919	1,129	-	-	5,048
Issuance of share capital – stock options		1,899	648	(449)	-	-	199
Balance at September 30, 2017		173,573	$139,689	$21,734	$5,206	$(190,438)	$(23,809)

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Entrée Resources Ltd.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2018 and 2017 (Unaudited)
(expressed in thousands of U.S. dollars)

		Nine months ended September 30
	Note	2018	2017
Cash flows used in operating activities
Net loss from continuing operations		$(1,245)	$(1,878)
Items not affecting cash:
Depreciation		17	14
Stock-based compensation	12	53	238
Loss from equity investee	7	109	157
Interest expense	9	227	214
Gain on sale of asset	8	(361)	-
Unrealized loss on held-for-trading investments	5	72	-
Unrealized foreign exchange losses (gains)		81	(1,284)
Other		(3)	11
		(1,050)	(2,528)
Changes in non-cash operating working capital:
Decrease (increase) in receivables and prepaid expenses		143	(259)
Decrease in accounts payable and accruals		(77)	(235)
Increase in other assets		-	(6)
Discontinued operations	2	-	604
		(984)	(2,424)
Cash flows used in investing activities
Purchase of equipment		(6)	(94)
Net cash outflow on sale of asset	8	(112)	-
Cash paid in connection with the Arrangement	2	-	(8,843)
		(118)	(8,937)
Cash flows from financing activities
Proceeds from issuance of capital stock – private placement		-	5,038
Proceeds from issuance of capital stock – stock options	12	133	199
		133	5,237
Decrease in cash and cash equivalents		(969)	(6,124)
Cash and cash equivalents - beginning of period		7,068	13,262
Effect of exchange rate changes on cash		(75)	513
Cash and cash equivalents - end of period		$6,024	$7,651

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these interim consolidated financial statements.

6

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature and continuance of operations

Entrée Resources Ltd. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia) (the "BCBCA"). On May 9, 2017, the Company changed its name from Entrée Gold Inc. to Entrée Resources Ltd.

The principal business activity of Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the "Company" or "Entrée"), is the exploration and development of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the development stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These interim consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2	Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to Mason Resources Corp. ("Mason Resources") in exchange for 77,804,786 common shares of Mason Resources (the "Mason Common Shares"). Mason Resources commenced trading on the Toronto Stock Exchange ("TSX") on May 12, 2017 under the symbol "MNR" and on the OTCQB Venture Market on November 9, 2017 under the symbol "MSSNF".

As part of the Arrangement, Entrée then distributed its 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The assets and liabilities that were transferred to Mason Resources were classified as discontinued operations and classified on the balance sheet as assets / liabilities held for spin-off ("Spin-off"). The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement: Mason U.S. Holdings Inc. (formerly Entrée U.S. Holdings Inc.); Mason Resources (US) Inc. (formerly Entrée Gold (US) Inc.); and M.I.M. (U.S.A.) Inc. The Spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of stockholders’ deficiency of $44.2 million.

3	Basis of presentation and functional currency translation

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with US GAAP have been condensed or omitted. These interim period financial statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2017. The results of operations for the nine months ended September 30, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

7

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The functional currency of Entrée Resources Ltd. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive gain/loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive gain/loss. The functional currency of Entrée Resources Ltd.’s significant subsidiaries is the United States dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive gain/loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive gain/loss.

The Company follows the current rate method of translation with respect to its presentation of these interim consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders’ deficiency as accumulated other comprehensive income (loss).

Certain amounts reported in prior periods have been reclassified to conform to the current period’s presentation.

4	Significant accounting policies

These interim consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2017 (the "2017 Notes"). The following provides further elaboration of the existing accounting principles which were outlined in the 2017 Notes.

Exploration and development

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights in the period incurred.

Property, plant and equipment

Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other capitalized financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

On the commencement of commercial production, depletion of each mining property is provided on the units-of-production basis, using estimated proven and probable reserves as the depletion basis.

Property, plant and equipment depreciation is calculated using either the declining balance method at rates ranging from 20% to 30% per annum or using the units-of-production method over their expected economic lives.

Capital works in progress are not depreciated until the capital asset has been put into operation.

8

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

5	Investments

On June 8, 2018, the Company acquired 478,951 common shares of Anglo Pacific Group PLC ("Anglo Pacific"), a public company listed on the London Stock Exchange ("LSE") and the TSX through the sale of the Cañariaco Project Royalty (Note 8).

The common shares have been designated as held-for-trading financial assets and any revaluation gains and losses in fair value are included in the Statement of Comprehensive Loss. The fair value of the common shares is determined based on the closing price on the LSE at each period end.

During the nine months ended September 30, 2018, the Company recorded an unrealized loss on the common shares of $0.1 million.

6	Property, plant and equipment

	September 30, 2018			December 31, 2017
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Office equipment	$54	$14	$40	$55	$8	$47
Computer equipment	150	130	20	149	130	19
Field equipment	37	33	4	39	33	6
Buildings	44	11	33	45	5	40
	$285	$188	$97	$288	$176	$112

7	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% participating joint venture interest in a large, prospective land package that includes two of the Oyu Tolgoi porphyry deposits in the South Gobi region of Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company. The Company is entitled to 20% or 30% of the mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth of mineralization.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill Resources Ltd. ("Turquoise Hill"). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC"). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée/Oyu Tolgoi JV") on terms annexed to the Earn-In Agreement (the "JVA").

9

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, the Shivee West Property, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for the Shivee West Property would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 9).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Oyu Tolgoi Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30-year term and have rights of renewal for two further 20-year terms.

As of September 30, 2018, the Entrée/Oyu Tolgoi JV had expended approximately $31.1 million (December 31, 2017 - $30.1 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 9).

Investment – Entrée/Oyu Tolgoi JV Property

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to the interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive gain/loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.1 million for the nine-month period ended September 30, 2018 (2017 - $0.2 million) plus accrued interest expense of $0.2 million for the nine-month period ended September 30, 2018 (2017 - $0.2 million).

The Entrée/Oyu Tolgoi JV investment carrying value at September 30, 2018 was $0.2 million (December 31, 2017 - $0.2 million) and was recorded in long-term investment. This amount is related to certain prepaid license fees which are capitalized beginning January 1, 2018 in accordance with the Company’s accounting policy relating to exploration and development (Note 4).

8	Mineral property interests

Cañariaco Project Royalty, Peru

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) ("Candente") a 0.5% net smelter returns royalty (the "Cañariaco Project Royalty") on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty ("Royalty Pass-Through Payments") as follows:

•	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

•	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

•	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

10

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In accordance with US GAAP, the Company has attributed a value of $nil to the Royalty Pass-Through Payment since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

The Company recognized a gain on the sale of the Cañariaco Project Royalty of $0.4 million as of June 8, 2018 as outlined below.

Consideration received	$1,000
Mineral property interest cost - Cañariaco Project Royalty	(514)
Transaction costs	(125)
Gain on sale	$361

The fair value of the common shares received was determined based on the volume weighted average price for the thirty (30) trading days immediately preceding June 5, 2018 at GBP1.57 ($2.09) per common share. The common shares received have been designated as held-for-trading financial assets (Note 5).

Other Properties

The Company also has interests in other properties in Mongolia (Shivee West Property) and Australia (Blue Rose joint venture). During fiscal 2014, the Company recorded an impairment against the property in Australia and, as a result, there was $nil recognized as an asset on the balance sheet.

9	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

10	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the "2013 Agreement") with Sandstorm Gold Ltd. ("Sandstorm") whereby Sandstorm provided an upfront deposit (the "Deposit") of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

11

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to U.S. dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

11	Share capital

The Company’s authorized share capital consists of unlimited common shares without par value. At September 30, 2018, the Company had 174,478,962 (December 31, 2017 – 173,573,572) shares issued and outstanding.

12

Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Share purchase warrants

At September 30, 2018, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

The fair value per share purchase warrant was determined to be C$0.37 based on the following weighted average assumptions using the Black Scholes option pricing model:

Share price	C$0.55
Risk-free interest rate	1.01%
Dividend rate	0.00%
Expected life	5 years
Annualized volatility	72%

12	Stock-based compensation

The Company provides stock-based compensation to its directors, officers, employees, and consultants through grants of stock options.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

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Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Stock option transactions during the nine months ended September 30, 2018 are summarized as follows:

	Number of shares (000’s)	Weighted average exercise price C$
Outstanding – beginning of period	9,175	0.38
Granted	100	0.63
Exercised	(905)	0.43
Cancelled	(1,360)	0.44
Forfeited/expired	-	-
Outstanding – end of period	7,010	0.37

At September 30, 2018, the following stock options were outstanding:

Number of shares (000`s)	Vested (000`s)	Aggregate intrinsic value C$ (000’s)	Exercise price per share C$	Expiry date
490	490	108	0.26	Dec 2018
960	960	270	0.18 –0.36	Feb – Dec 2019
1,320	1,320	250	0.28 – 0.32	July – Dec 2020
2,240	2,240	272	0.33 – 0.36	Mar – Nov 2021
1,900	1,900	-	0.52 – 0.62	May – Oct 2022
100	75	-	0.63	Feb 2023
7,010	6,985	900

During the nine months ended September 30, 2018, 360,000 stock options with exercise prices ranging from C$0.26 to C$0.47 were exercised and the Company received gross proceeds of C$166,050. In addition, stock options to purchase 1,905,000 Designated Shares with exercise prices ranging from C$0.26 to C$0.47 were terminated and an aggregate of 545,390 common shares were issued.

13	Segmented information

The Company operates in one business segment being the exploration and development of mineral property interests. The Company’s assets are geographically segmented as follows:

	September 30, 2018	December 31, 2017
Canada	$6,090	$7,226
Other	1,439	1,031
	$7,529	$8,257

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Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

14	Exploration costs

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Mongolia	$34	$72	$99	$162
Other	7	23	38	111
	$41	$95	$137	$273

15	Financial instruments

a)	Financial instruments

The Company's financial instruments generally consist of cash and cash equivalents, investments, receivables, deposits, accounts payable and accrued liabilities, and loan payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values. The Company’s investments are held for trading and are marked-to-market at each period end with changes in fair value recorded to the statement of comprehensive gain/loss.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company’s consolidated subsidiaries’ functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

b)	Fair value classification of financial instruments

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 —	Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 —	Quoted prices in active markets for similar assets that are observable.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2018, the Company had Level 1 financial instruments, consisting of cash and cash equivalents and investments, with a fair value of $6.9 million (December 31, 2017 - $7.1 million).

16	Supplemental cash flow information

		Nine months ended September 30
	Note	2018	2017
Non-cash investing activities
Acquisition of investments from the sale of asset	5, 8	$1,000	$-

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Entrée Resources Ltd.
Notes to Consolidated Financial Statements
For the periods ended September 30, 2018 and 2017 (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

17	Commitments and contingencies

As at September 30, 2018, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease commitments	$471	$111	$351	$9	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 10).

18	Administrative Services Agreement

On May 9, 2017, Mason Resources entered into an Administrative Services Agreement with Entrée whereby Entrée will provide office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the nine months ended September 30, 2018 was $0.6 million (2017 - $0.4 million).

19	Related party transactions

Other than those described in Note 18, the Company did not enter into any transactions with related parties during the nine months ended September 30, 2018.

20	Subsequent events

Subsequent to September 30, 2018, stock options to purchase 15,000 shares with an exercise price of C$0.26 were exercised and the Company received proceeds of C$3,900. In addition, stock options to purchase 150,000 Designated Shares with an exercise price of C$0.26 were terminated and an aggregate of 74,801 common shares were issued.

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